For Period ending May 31, 1999____			Attachment 77D
File number 811-4040_________
PaineWebber Investment Grade Income Fund, a series of PaineWebber Managed Investments Trust


At the joint meeting of the boards of trustees held on May 13, 1999, the board approved an amendment to the Fund's investment policy to include short-term money market instruments in the Fund's 65% basket for investment grade debt.